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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         TRIANGLE PHARMACEUTICALS, INC.
                            (NAME OF SUBJECT COMPANY)

                         TRIANGLE PHARMACEUTICALS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                           89589H 10 4 (COMMON STOCK)
                      (CUSIP Number of Class of Securities)

                                  ANDREW FINKLE
                                 GENERAL COUNSEL
                         TRIANGLE PHARMACEUTICALS, INC.
                               4 UNIVERSITY PLACE
                              4611 UNIVERSITY DRIVE
                          DURHAM, NORTH CAROLINA 27707
                                 (919) 493-5980
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          GERALD F. ROACH, ESQ.                  C. WILLIAM BAXLEY, ESQ.
    SMITH, ANDERSON, BLOUNT, DORSETT,                KING & SPALDING
       MITCHELL & JERNIGAN L.L.P.                  191 PEACHTREE STREET
     2500 FIRST UNION CAPITOL CENTER              ATLANTA, GEORGIA 30303
      RALEIGH, NORTH CAROLINA 27601                   (404) 572-4600
             (919) 821-1220



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         This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Triangle Pharmaceuticals, Inc. ("Triangle") on December 16, 2002, as amended on December 17, 2002 and December 20, 2002, relating to the tender offer by Simbolo Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 16, 2002 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Triangle Common Stock at a purchase price of $6.00 per share, net to the seller in cash (without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002, and in the related Letter of Transmittal. The Schedule TO was filed with the Securities and Exchange Commission on December 16, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.                DESCRIPTION

(a)(5)(D) Press Release jointly issued by Triangle Pharmaceuticals, Inc. and Gilead Sciences, Inc. on December 26, 2002


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TRIANGLE PHARMACEUTICALS, INC.


                                    By: /s/ R. ANDREW FINKLE
                                        ------------------------------------
                                        R. Andrew Finkle
                                        Executive Vice President and
                                        General Counsel


Dated:  December 26, 2002